Response Biomedical Announces Launch of RAMP® Technology in
3M™ Rapid Detection Flu A+B Test at ICAAC/IDSA Conference

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, October 30, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announces the debut of its RAMP® technology in the 3M™ Rapid Detection Flu A+B Test at the 48th Annual ICAAC®/IDSA 46th Annual Meeting in Washington D.C., officially launching the RAMP® Influenza A/B Assay in the United States. The test is branded by 3M as the 3M™ Rapid Detection Flu A+B Test. This rapid flu test provides hospital and physician office laboratories reliable and objective electronic results in approximately 15 minutes and in a clinical study has been shown to be more sensitive for Influenza A and B than the leading hospital competitor, the BinaxNOW® Influenza A & B Test.1

“The 3M™ Rapid Detection Flu A+B Test, powered by the RAMP® technology, is the first major clinical test to be launched by a partner in the United States,” said S. Wayne Kay, Chief Executive Officer. “It is further evidence of the broad platform of the RAMP® technology that we have developed to meet the market needs of our partners, such as 3M, Roche Diagnostics and Shionogi. Besides the launch of the 3M product, we are excited about the introduction of our comprehensive cardiac line by Roche Diagnostics, expected in the first quarter of 2009.”

Response Biomedical is currently working with its partners to identify further clinical applications in both infectious diseases and cardiac to add to the platforms of 3M and Roche. The Company is also meeting with other potential partners to discuss the opportunity for further menu breadth expansion beyond infectious diseases and cardiac. The RAMP® System is establishing a new performance standard in rapid clinical infectious diseases and cardiovascular testing worldwide and there are many other clinical applications to be explored.

Flu Prevalence
Influenza is a highly contagious and potentially life-threatening viral respiratory infection affecting millions of Americans annually. It is estimated that every year, up to 20 percent of the U.S. population becomes ill with “the flu”, according to the Center for Disease Control. In many populations, the flu can lead to severe complications and results in more than 200,000 hospitalizations and approximately 36,000 deaths each year.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a

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[1]Clinical Evaluation of the 3M Rapid Detection Flu A+B Test, C.C. Ginocchio, M. Lotikar, L. Falk, M. Kowerska, S. Aurora and M. Bornfreund, North Shore University Hospital, Manhasset, NY, 2008.

Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In late 2006, the Company formed a strategic alliance with 3M to commercialize rapid infectious disease tests worldwide and in 2008 entered into a strategic alliance with Roche Diagnostics to commercialize rapid cardiovascular tests worldwide.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to effectively and efficiently manage the planned growth of our operations; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:
Bill Wickson
Manager, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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